SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
                    Tender Offer Statement Under Section
        14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 3)

                                MAVESA, S.A.
                     (Name of Subject Company (Issuer))
                          PRIMOR INVERSIONES, C.A.
                        a wholly owned subsidiary of
                           PRIMOR ALIMENTOS, C.A.
                      (Name of Filing Person (Bidder))

                SHARES OF COMMON STOCK, NOMINAL VALUE Bs.10
                       (Title of Class of Securities)

                           Primor Alimentos, C.A.
                  2da. Avenida de Los Cortijos de Lourdes
                     Edificio Centro Empresarial Polar
                          Caracas, Venezuela 07054
                    Attention: Guillermo Bolinaga, Esq.
                      Telecopy No.: +(58212) 202-3364
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidder)

                                 Copies to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                                Times Square
                          New York, New York 10036
                          Telephone (212) 735-3000

                           Fulvio Italiani, Esq.
                    d'Empaire Reyna Bermudez & Asociados
               Edificio Bancaracas, P.H., Plaza La Castellana
                             Caracas, Venezuela
                        Telephone +(58212) 264-6244



                         CALCULATION OF FILING FEE

      Transaction Valuation*                     Amount of Filing Fee**
           $252,983,632                               $50,597

* Estimated solely for the purpose of determining the registration fee. Based upon US$0.1416887470 per share for 1,785,488,519 shares of Mavesa common stock outstanding (excluding shares outstanding in the form of ADSs, which is subject to a concurrent tender offer) as of January 30, 2001. The number of outstanding shares not in the form of ADSs is based upon information provided to the bidder by Mavesa, S.A.

** The filing fee was paid on February 21, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder for the ADSs.

        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously Paid: Not applicable. Filing Party: Not applicable Form or Registration No: Not applicable Date Filed: Not applicable

[_] Check the box if the filing relates solely to preliminarily communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

[X] third-party tender offer subject to Rule 14d-1

[_] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on February 21, 2001, relates to the offer by Primor Inversiones, C.A., a Venezuelan corporation (the "Purchaser") and a wholly owned subsidiary of Primor Alimentos, C.A., a Venezuelan corporation ("Primor"), to purchase all outstanding shares of common stock (collectively, the "Shares") of Mavesa, S.A., a Venezuelan corporation, at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Venezuelan Offer to Purchase (the "Offer to Purchase") dated February 21, 2001, the Supplement (the "Supplement") to the Venezuelan Offer to Purchase dated February 21, 2001, and in the related Share Letter of Transmittal (which together constitute the "Venezuelan Offer").

Item 12.

        Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

        (d)(12) US$20,000,000 Loan Agreement entered into between Purchaser and Cerveceria Polar de Oriente, C.A., and dated as of January 30, 2001

        (d)(13) English Translation of US$20,000,000 Loan Agreement entered into between Purchaser and Cerveceria Polar de Oriente, C.A., and dated as of January 30, 2001

        (d)(14) US$20,000,000 Loan Agreement entered into between Purchaser and Cerveceria Modelo, C.A., and dated as of January 30, 2001

        (d)(15) English Translation of US$20,000,000 Loan Agreement entered into between Purchaser and Cerveceria Modelo, C.A., Inc., and dated as of January 30, 2001

        (d)(16) US$55,000,000 Loan Agreement entered into between Purchaser and Cerveceria Polar Los Cortijos, C.A., and dated as of January 30, 2001

        (d)(17) English Translation of US$55,000,000 Loan Agreement entered into between Purchaser and Cerveceria Polar Los Cortijos, C.A., Inc., and dated as of January 30, 2001

        (d)(18) US$55,000,000 Loan Agreement entered into between Purchaser and Cerveceria Polar del Centro, C.A., and dated as of January 30, 2001

        (d)(19) English Translation of US$55,000,000 Loan Agreement entered into between Purchaser and Cerveceria Polar del Centro, C.A., Inc., and dated as of January 30, 2001

        (d)(20) US$50,000,000 Loan Agreement entered into between Purchaser and Refinadora de Maiz Venezolana, C.A. (Remavenca), and dated as of January 30, 2001

        (d)(21) English Translation of US$50,000,000 Loan Agreement entered into between Purchaser and Refinadora de Maiz Venezolana, C.A. (Remavenca), Inc., and dated as of January 30, 2001

        (d)(22) US$23,500,000 Loan Agreement entered into between Purchaser and Refinadora de Maiz Venezolana, C.A. (Remavenca), Inc., and dated as of March 8, 2001

        (d)(23) English Translation of US$23,500,000 Loan Agreement entered into between Purchaser and Refinadora de Maiz Venezolana, C.A. (Remavenca), Inc., and dated as of March 8, 2001



                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PRIMOR INVERSIONES, C.A.


                                    By:  /s/ Guillermo Bolinaga
                                         ---------------------------
                                    Name:  Guillermo Bolinaga
                                    Title: General Counsel


                                    PRIMOR ALIMENTOS, C.A.


                                    By:  /s/ Guillermo Bolinaga
                                         -----------------------------
                                         Name:  Guillermo Bolinaga
                                         Title: General Counsel

March 19, 2001